SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                  The Profit Recovery Group International, Inc.
                  ---------------------------------------------
                                (Name of Issuer)



                      Common Stock, no par value per share
                      ------------------------------------
                         (Title and Class of Securities)



                                   743 168 106
                                   -----------
                                 (CUSIP Number)










405155.1

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                                                                     Page 2 of 9

CUSIP NO.743 168 106
         -----------



 (l)  Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

                                  Tony G. Mills

--------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group

         (a)____.

         (b)____.
--------------------------------------------------------------------------------
 (3)  SEC Use Only

--------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization

                                  United States

Number of                          (5)  Sole Voting Power   -     1,840,000
Shares Beneficially                 --------------------------------------------
Owned by Each                      (6)  Shared Voting Power  -     80,000(1)
Reporting Person With               --------------------------------------------
                                   (7)  Sole Dispositive Power -  1,840,000
                                    --------------------------------------------
                                   (8)  Shared Dispositive Power - 80,000(1)
--------------------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each Reporting
          Person

                               1,920,000 shares(1)
--------------------------------------------------------------------------------
(10)  Check if Aggregate Amount in Row (9) Excludes Certain
          Shares____.
--------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9

                                 10.9 percent(1)
--------------------------------------------------------------------------------
 (12)  Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------





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CUSIP NO.743 168 106
         -----------

     (1) Includes 918,000 shares held by the John M. Cook Grantor Retained Annuity Trust, of which Mr. Mills is the sole trustee, and 918,000 shares held by the M. Lucy Cook Grantor Retained Annuity Trust, of which Mr. Mills is also the sole trustee. Also includes 80,000 shares held pursuant to trusts for the benefit of Mr. John M. Toma and certain members of his immediate family, of which Mr. Mills is a co-trustee. Also includes 4000 shares subject to currently exercisable options.






405155.1


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


                                                                     Page 4 of 9

CUSIP NO.743 168 106
         -----------

(l)  Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

                   John M. Cook Grantor Retained Annuity Trust

--------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group

         (a)____.

         (b)____.
--------------------------------------------------------------------------------
 (3)  SEC Use Only

--------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
Number of                           (5)  Sole Voting Power   -     918,000
Shares Beneficially                  -------------------------------------------
Owned by Each                       (6)  Shared Voting Power  -     0
Reporting Person With                -------------------------------------------
                                    (7)  Sole Dispositive Power -  918,000
                                     -------------------------------------------
                                    (8)  Shared Dispositive Power - 0
--------------------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each Reporting
          Person

                                     918,000
--------------------------------------------------------------------------------
(10)  Check if Aggregate Amount in Row (9) Excludes Certain
          Shares____.
--------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9

                                   5.2 percent
--------------------------------------------------------------------------------
 (12)  Type of Reporting Person

                                       OO
--------------------------------------------------------------------------------








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                                                                     Page 5 of 9

CUSIP NO.743 168 106
         -----------

(l)  Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

                   M. Lucy Cook Grantor Retained Annuity Trust

--------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group

         (a)____.

         (b)____.
--------------------------------------------------------------------------------
 (3)  SEC Use Only

--------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
Number of                            (5)  Sole Voting Power   -     918,000
Shares Beneficially                   ------------------------------------------
Owned by Each                        (6)  Shared Voting Power  -     0
Reporting Person With                 ------------------------------------------
                                     (7)  Sole Dispositive Power -  918,000
                                      ------------------------------------------
                                     (8)  Shared Dispositive Power - 0
--------------------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each Reporting
          Person

                                     918,000
--------------------------------------------------------------------------------
(10)  Check if Aggregate Amount in Row (9) Excludes Certain
          Shares____.
--------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9

                                   5.2 percent
--------------------------------------------------------------------------------
 (12)  Type of Reporting Person

                                       OO
--------------------------------------------------------------------------------








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                                                                     Page 6 of 9

CUSIP NO.743 168 106
         -----------

Item l(a).  Name of Issuer:

         The Profit Recovery Group International, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(a).  Name of Person Filing:

         See item (l) of the cover pages

Item 2(b).  Address of Principal Business Office:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(c).  Citizenship:

         See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

         Common Stock, No Par Value Per Share

Item 2(e).  CUSIP Number:

         743 168 106

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

         (a)      Amount Beneficially Owned:

                  See item (9) of cover pages

         (b)      Percent of Class:

                  See item (11) of cover pages

         (c)  Number of shares as to which such person has:




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CUSIP NO.743 168 106


                   (i)     sole power to vote or to direct the vote:

                           See item (5) of cover pages

                  (ii)     shared power to vote or to direct the vote:

                           See item (6) of cover pages

                  (iii) sole power to dispose or to direct the disposition of:

                           See item (7) of cover pages

                  (iv) shared power to dispose or to direct the disposition of:

                           See item (8) of cover pages

Item 5.           Ownership of Five Percent or Less of Class:

                  [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the
                  Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  Not applicable



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                                                                     Page 8 of 9

CUSIP NO.743 168 106
         -----------

Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


/s/ Tony G. Mills                       February 13, 1997
------------------------------          -----------------
Tony G. Mills                           Date



John M. Cook Grantor
Retained Annuity Trust

By:/s/ Tony G. Mills                    February 13, 1997
-----------------------------           -----------------
   Tony G. Mills, Trustee               Date



M. Lucy Cook Grantor
Retained Annuity Trust

By:/s/ Tony G. Mills                    February 13, 1997
----------------------------            -----------------
   Tony G. Mills, Trustee               Date






405155.1


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                                                                     Page 9 of 9

CUSIP NO.743 168 106
         -----------


                                    EXHIBIT A

         The  undersigned  each  hereby  certifies  and  agrees  that the  above
Schedule  13G  concerning   securities  issued  by  The  Profit  Recovery  Group
International, Inc. is being filed on behalf of each of the undersigned.


/s/ Tony G. Mills                       February 13, 1997
------------------------------          -----------------
Tony G. Mills                           Date



John M. Cook Grantor
Retained Annuity Trust

By:/s/ Tony G. Mills                    February 13, 1997
-----------------------------           -----------------
   Tony G. Mills, Trustee               Date



M. Lucy Cook Grantor
Retained Annuity Trust

By:/s/ Tony G. Mills                    February 13, 1997
----------------------------            -----------------
   Tony G. Mills, Trustee               Date